As filed with the Securities and Exchange Commission on September 19, 2000
                                               Registration Statement No. 333-

==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ------------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                              ------------------

                        RECKSON ASSOCIATES REALTY CORP.
          (Exact name of each registrant as specified in its charter)

             Maryland
  (State or other jurisdiction                        11-3233650
of incorporation or organization)       (I.R.S. employer identification number)

                             225 Broadhollow Road
                           Melville, New York 11747
                                (631) 694-6900
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)


                               Scott H. Rechler
                   President and Co-Chief Executive Officer
                        Reckson Associates Realty Corp.
                             225 Broadhollow Road
                           Melville, New York 11747
                                (631) 694-6900
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                              -------------------

                                   Copy to:

                           Edward F. Petrosky, Esq.
                            J. Gerard Cummins, Esq.
                               Brown & Wood LLP
                      One World Trade Center, 58th Floor
                             New York, N.Y. 10048

                              -------------------

         Approximate date of commencement of proposed sale to public:
    From time to time after this Registration Statement becomes effective.

                              -------------------

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.|_|

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                              -------------------

                                                 CALCULATION OF REGISTRATION FEE

======================================= ================ ======================= ========================= ======================
                                                            Proposed Maximum
Title of Class of Securities to be         Amount to       Aggregate Price per       Proposed Maximum            Amount of
Registered                               be Registered          Share (1)        Aggregate Offering Price   Registration Fee(2)
----------------------------------       -------------          ---------        ------------------------   -------------------

Class A Common Stock, par value $.01       4,181,818             $24.97                $104,419,995               $29,029
per share

======================================= ================ ======================= ========================= ======================
(1)      Estimated solely for purposes of calculating the registration fee.
(2)      Pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended, the registration fee is calculated based on the average of the high and low sale prices of the Company's Class A common stock on the
         New York Stock Exchange for September 15, 2000.

                              -------------------

     The Registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on the date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED SEPTEMBER 19, 2000

PROSPECTUS
----------

                               4,181,818 Shares

                        RECKSON ASSOCIATES REALTY CORP.

                             Class A Common Stock
                          (Par Value $0.01 Per Share)

                               -----------------

     This prospectus relates to the offer and sale from time to time by the selling stockholder referred to in this prospectus of up to 4,181,818 shares of our Class A common stock, $.01 par value per share, which may be offered in transactions on any national securities exchange or quotation service on which the common stock may be listed at the time of sale, in negotiated transactions or otherwise, at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, without consideration, or by any other legally available means. The selling stockholder received the Class A common stock in exchange for shares of our Series B preferred stock in June 2000. We are registering the common stock as required under the terms of a registration rights agreement entered into at the time of the exchange with the selling stockholder. The registration of the common stock does not necessarily mean that any of the common stock will be offered or sold by the selling stockholder.

     The selling stockholder will receive all of the net proceeds from the sale of the common stock and will pay all underwriting discounts and selling commissions, if any, applicable to any such sale. We will not receive any of the proceeds of sales by the selling stockholder. We are paying the costs of preparing and filing the registration statement of which this prospectus is a part.

     Our Class A common stock is listed on the New York Stock Exchange under the symbol "RA." On September 18, 2000, the last reported sale price of the Class A common stock was $24-1/8 per share.

     The common stock may be sold by the selling stockholder from time to time directly to purchasers or through agents, underwriters or dealers. See "Plan of Distribution" and "Selling Stockholder." The selling stockholder and any dealers, agents or underwriters which participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 and any commission received by them and any profit on the resale of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.

     See "Risk Factors" beginning on page 3 of this prospectus for a description of risks that should be considered by purchasers of the securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

             The date of this prospectus is ___________ __, 2000.

                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, we file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information may be inspected and copied at the Public Reference Room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission at 7 World Trade Center (13th Floor), New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. You may access the Commission's web site at http://www.sec.gov. These materials can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York, the exchange on which our common stock is listed.

     We have filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this prospectus constitutes a part. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents that we previously filed with the Commission pursuant to the Exchange Act are incorporated by reference in this prospectus:


SEC Filings (File No. 1-13762)             Period
------------------------------             ------

Annual Report on Form 10-K                 Year ended December 31, 1999

Quarterly Reports on Form 10-Q             Quarters ended March 31, 2000 and June 30, 2000

Current Reports on Form 8-K                Filed January 14, 2000 and February 8, 2000
(including Form 8-K/A)

Registration Statement on Form 8-A         Filed May 9, 1995 (as amended)



     We also incorporate by reference each of the following documents that we will file with the Commission after the date of this prospectus until the particular offering is completed or after the date of the initial registration statement and prior to effectiveness of the registration statement:

     o    Reports filed under Section 13(a) and (c) of the Exchange Act;

     o Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

     o    Any reports filed under Section 15(d) of the Exchange Act.

     Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supercedes such earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

     We will provide a copy of any or all of these documents (exclusive of exhibits unless the exhibits are specifically incorporated by reference therein), without charge, to each person to whom this prospectus is delivered, upon written or oral request to Reckson Associates Realty Corp., 225 Broadhollow Road, Melville, New York 11747, Attn: Susan McGuire, Investor Relations, telephone number (631) 694-6900.

                       CAUTIONARY STATEMENTS CONCERNING
                          FORWARD-LOOKING INFORMATION

     Certain information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on the operations and future prospects of our company are described below under "Risk Factors." These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference herein. Our actual results may differ significantly from the results discussed in the forward-looking statements.

                                 RISK FACTORS

     An investment in our common stock involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained in this prospectus before purchasing the securities offered hereby. This prospectus contains forward-looking statements which involve risks and uncertainties. Factors that might cause a difference include, but are not limited to, those discussed below. You should refer to the explanation of the qualifications and limitations of such forward-looking statements discussed above.

o We are dependent on the New York Tri-State area market due to limited geographic diversification and our financial results may suffer as a result of a decline in economic conditions in such area

     A decline in the economic conditions in the New York Tri-State area and for commercial real estate could adversely affect our business, financial condition and results of operations. All of our properties, except one office property located in Orlando, Florida, are located in the New York Tri-State area, although our organizational documents do not restrict us from owning properties outside of this area. Each of our five markets are located in New York City and the suburbs of New York City and may be similarly affected by economic changes in this area. A significant downturn in the financial services industry and related industries would likely have a negative effect on these markets and on the performance of our properties.

     The following is a breakdown of our office and industrial properties for each of our five markets at June 30, 2000:

                        Number of                             Annual Base
                      Properties(1)        Square Footage       Rent(2)
                      -------------        --------------       -------
Long Island
  o Office                 24                3,748,025        $79,330,631
  o Industrial             95                5,853,445        $33,591,837
Westchester
  o Office                 24                3,291,373        $59,832,376
  o Industrial              3                  163,000         $1,308,374
New Jersey
  o Office                 17                 2,003,698        $48,816,195
  o Industrial              6                  452,254         $2,363,903
Connecticut
  o Office                  8                1,123,188        $23,218,247
  o Industrial              1                  452,414         $2,928,245
New York City
  o Office                  5                3,508,761        $86,089,603

(1) We also own one 357,000 square foot office building located in Orlando, FL and two 10,000 square foot retail properties on Long Island.

(2) Represents base rents from leases in place as of July 1, 2000, for the period July 1, 2000 through June 30, 2001, excluding the reimbursement by tenants of electrical costs.


o Debt servicing and refinancing, increases in interest rates and financial covenants could adversely affect our economic performance

     Dependence upon debt financing; risk of inability to service or refinance debt. In order to qualify as a real estate investment trust, or REIT, for federal income tax purposes, we are required to distribute at least 95% of our taxable income. As a result, we are more reliant on debt or equity financings than many other non-REIT companies that are able to retain more of their income.

     We are subject to the risks associated with debt financing. Our cash flow could be insufficient to meet required payments of principal and interest. We may not be able to refinance existing indebtedness, which in virtually all cases requires substantial principal payments at maturity, or the terms of such refinancing might not be as favorable as the terms of the existing indebtedness. As of June 30, 2000, the weighted average maturity of our existing indebtedness was approximately 6.4 years and our total existing indebtedness was approximately $1.4 billion. We also may not be able to refinance any indebtedness we incur in the future. Finally, we may not be able to obtain funds by selling assets or raising equity to make required payments on maturing indebtedness.

     Rising interest rates could adversely affect cash flow. We conduct all of our operations through, and serve as the sole general partner of, Reckson Operating Partnership, L.P. (the "Operating Partnership"). Increases in interest rates could increase the Operating Partnership's interest expense, which could adversely affect the ability to service its indebtedness or to pay dividends to our stockholders. As noted above, as of June 30, 2000, approximately 36% of our debt was variable rate debt and our total debt was approximately $1.4 billion. Outstanding advances under the credit facility of the Operating Partnership bear interest at variable rates. In addition, we may incur indebtedness in the future that also bears interest at a variable rate.

     Requirements of credit facility could adversely affect our financial condition and our ability to make distributions. The ability of the Operating Partnership to borrow under our credit facility is subject to certain financial covenants, including covenants relating to limitations on unsecured and secured borrowings, minimum interest and fixed charge coverage ratios, a minimum equity value and a maximum dividend payout ratio. The Operating Partnership relies on borrowings under its credit facility to finance acquisition and development activities and for working capital purposes and, if the Operating Partnership is unable to borrow under its credit facility, it could adversely affect our financial condition. The Operating Partnership has obtained a three-year unsecured credit facility from The Chase Manhattan Bank, as Administrative Agent, which provides for a maximum borrowing amount of up to $575 million. The credit facility also contains a financial covenant limiting the amount of distributions that we may pay to holders of our common stock during any fiscal quarter if they exceed, when added to all distributions paid during the three immediately preceding quarters, the greater of:

          o 90% of our funds from operations or 100% of our funds available for dividend; and

          o the amounts required in order for us to continue to qualify as a REIT.

     Although the Operating Partnership presently is in compliance with the covenants under the credit facility, there is no assurance that the Operating Partnership will continue to be in compliance or that we will be able to service our indebtedness or pay dividends to our stockholders.

     No limitation on debt. Currently, we have a policy of incurring debt only if our Debt Ratio is then 50% or less. As of June 30, 2000, our Debt Ratio was 42.3%. For these purposes, Debt Ratio is defined as the total debt of the Operating Partnership as a percentage of the market value of outstanding shares of common stock, including the conversion of outstanding partnership units in the Operating Partnership, the liquidation preference of our preferred stock, the contributed value of Metropolitan's preferred interest and the liquidation preference of the preferred units of the Operating Partnership, excluding all units of general partnership owned by the Company, plus total debt (including our share of joint venture debt and net of minority partners' interests). Under this policy, we could incur additional debt if our stock price increases, even if we may not have a corresponding increase in our ability to repay the debt. In addition, as of June 30, 2000, our debt-to-equity ratio was 1:1.36. We calculated our debt-to-equity ratio by comparing the total debt of the Operating Partnership to the value of our outstanding common stock and the common units of limited partnership interest of the Operating Partnership (including its share of joint venture debt and net of minority partners' interests), each based upon the market value of the common stock, and the liquidation preference of our preferred stock, the contributed value of Metropolitan's preferred interest and the preferred units of limited partnership interest in the Operating Partnership, excluding all units of general partnership interest owned by us. As described above, our credit facility contains financial covenants which limit the ability of the Operating Partnership to incur additional indebtedness. However, our organizational documents do not contain any limitation on the amount of indebtedness we may incur. Accordingly, the Board of Directors could alter or eliminate this policy and would do so, for example, if it were necessary in order for us to continue to qualify as a REIT. If this policy were changed, we could become more highly leveraged, resulting in higher interest payments that could adversely affect the ability to pay dividends to our stockholders and could increase the risk of default on the Operating Partnership's existing indebtedness.

o Our acquisition, development and construction activities could result in losses

     We intend to acquire existing office and industrial properties to the extent that suitable acquisitions can be made on advantageous terms. Acquisitions of commercial properties entail risks, such as the risks that we may not be in a position or have the opportunity in the future to make suitable property acquisitions on advantageous terms and that our investments will fail to perform as expected. Some of the properties that we acquire may require significant additional investment and upgrades and are subject to the risk that estimates of the cost of improvements to bring such properties up to standards established for the intended market position may prove inaccurate. Since our IPO in June 1995, we have acquired or have contracted to acquire 68 office properties (excluding the office property located in Orlando, Florida and other properties located outside of New York that were acquired and subsequently disposed of in our acquisition of Tower Realty Trust, Inc.) with aggregate square footage of approximately 12.1 million and 43 industrial properties (excluding properties which we acquired and subsequently disposed of) with aggregate square footage of approximately 3.7 million. In addition, we have developed three industrial buildings encompassing approximately 277,000 square feet.

     We also intend to continue the selective development and construction of office and industrial properties in accordance with our development and underwriting policies as opportunities arise. We are currently developing or re-developing seven properties comprising approximately 1.1 million square feet. Our development and construction activities include the risks that:

          o we may abandon development opportunities after expending resources to determine feasibility
          o construction costs of a project may exceed our original estimates
          o occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable
          o financing may not be available to us on favorable terms for development of a property
          o we may not complete construction and lease-up on schedule, resulting in increased carrying costs to complete construction, construction costs and, in some instances, penalties owed to tenants with executed leases

     Our development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. If any of the above events occur, the ability to pay dividends to our stockholders and service the Operating Partnership's indebtedness could be adversely affected. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention.

     In June 1999 we acquired a first mortgage note for approximately $278 million on a 1.4 million square foot, 47-story Class A office tower located at 919 Third Avenue, New York, New York, that is in default. On July 28, 2000, the Company consented to the filing of a consensual, pre-packaged bankruptcy plan with the current fee owner and expects to take title to this property by November 30, 2000. In addition, we have commenced a significant capital improvement project with respect to this property that we anticipate will bring our total investment in this property to approximately $367 million. As of September 2000 the property is 96% leased. In addition, as of September 2000, 51% of the property is still under renovation and the tenants that will occupy such space will not commence paying rent until they take possession of their space. It is anticipated that the renovation program will be substantially completed by the first quarter of 2002. There can be no assurance that the cost incurred to complete the renovation program will not exceed our estimates or that the program will be completed in the anticipated timeframe. In addition, although we anticipate obtaining title to the property in the fourth quarter of 2000, there can be no assurance that there will not be delays in obtaining title or that we will be able to obtain title.

o Adverse real estate market conditions, increases in operating expenses or capital expenditures, tenant defaults and uninsured losses could adversely affect our financial results

     Our properties' revenues and value may be adversely affected by a number of factors, including:

          o the national, state and local economic climate and real estate conditions, such as oversupply of or reduced demand for space and changes in market rental rates
          o    the need to periodically renovate, repair and relet our space
          o    increasing operating costs, including real estate taxes and utilities, which may not be passed through to tenants
          o    defaults by our tenants or their failure to pay rent on a
               timely basis
          o    uninsured losses

     A significant portion of our expenses of real estate investments, such as mortgage payments, real estate taxes, insurance and maintenance costs, are generally not reduced when circumstances cause a decrease in income from our properties. In addition, our real estate values and income from properties are also affected by our compliance with laws, including tax laws, interest rate levels and the availability of financing.

     Because real estate investments are illiquid, we may not be able to sell properties when appropriate. Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions. In addition, provisions of the Internal Revenue Code limit a REIT's ability to sell properties in some situations when it may be economically advantageous to do so, thereby adversely affecting returns to our stockholders.

     Competition in our markets is significant. The competition for tenants in the office and industrial markets in the New York Tri-State area is significant and includes properties owned by other REITs, local privately-held companies, institutional investors and other owners. There is also significant competition for acquisitions in our markets from the same types of competitors. In addition, many users of industrial space in our markets own the buildings that they occupy.

     Increasing operating costs could adversely affect cash flow. Our properties are subject to operating risks common to commercial real estate, any and all of which may adversely affect occupancy or rental rates. Our properties are subject to increases in our operating expenses such as cleaning, electricity, heating, ventilation and air conditioning; elevator repair and maintenance; insurance and administrative costs; and other costs associated with security, landscaping, repairs and maintenance of our properties. While our tenants generally are currently obligated to pay a portion of these costs, there is no assurance that tenants will agree to pay these costs upon renewal or that new tenants will agree to pay these costs initially. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without at the same time decreasing occupancy rates. While we have cost saving measures at each of our properties, if any of the above occurs, our ability to pay dividends to our stockholders and service our indebtedness could be adversely affected.

     Some potential losses are not covered by insurance. We carry comprehensive liability, fire, extended coverage and rental loss insurance on all of our properties. However, losses arising from acts of war or relating to pollution are not generally insured because they are either uninsurable or not economically insurable. If an uninsured loss or a loss in excess of insured limits should occur, we could lose our capital invested in a property, as well as any future revenue from the property. We would remain obligated on any mortgage indebtedness or other obligations related to the property.

     Investments in mortgage debt could lead to losses. We may invest in mortgages secured by office or industrial properties. We may acquire the mortgaged properties through foreclosure proceedings or negotiated settlements. In addition to the risks associated with investments in commercial properties, investments in mortgage indebtedness present additional risks, including the risk that the fee owners of such properties may not make payments of interest on a current basis and we may not realize our anticipated return or sustain losses relating to the investments. Although we currently have no intention to originate mortgage loans as a significant part of our business, we may make loans to a seller in connection with our purchase of real estate. The underwriting criteria we would use for these loans would be based upon the credit and value of the underlying real estate.

o Property ownership through partnerships and joint ventures could limit our control of those investments

     Partnership or joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility that our partners or co-venturer might become bankrupt, that our partners or co-venturer might at any time have different interests or goals than we do, and that our partners or co-venturer may take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT. Other risks of joint venture investments include impasse on decisions, such as a sale, because neither our partner or co-venturer nor us would have full control over the partnership or joint venture. There is no limitation under our organizational documents as to the amount of funds that may be invested in partnerships or joint ventures.

     The following is a description of the significant joint ventures in which we are involved:

     Our investment in the Omni includes the risks that we cannot refinance or dispose of the property in our sole discretion and we could have our general partnership interest converted into a limited partnership interest. The Operating Partnership owns a 60% general partner interest in Omni Partners, L.P. (the "Omni Partnership"), the partnership that owns the Omni, a 575,000 square foot office building located in our Nassau West Corporate Center office park. Odyssey Partners, L.P. and an affiliate of Odyssey own the remaining 40% interest. Through our partnership interest, we act as managing partner and have the sole authority to conduct the business and affairs of the Omni Partnership subject to the limitations set forth in the amended and restated agreement of limited partnership of Omni Partners, L.P. (the "Omni Partnership Agreement"). These limitations include Odyssey's right to negotiate under certain circumstances a refinancing of the mortgage debt encumbering the Omni and the right to approve any sale of the Omni made on or before March 13, 2007 (the "Acquisition Date"). The Operating Partnership will continue to act as the sole managing partner of the Omni Partnership unless certain conditions specified in the Omni Partnership Agreement shall occur. Upon the occurrence of any of these conditions, the Operating Partnership's general partnership interest shall convert to a limited partnership interest and an affiliate of Odyssey shall be the sole managing partner, or, at the option of Odyssey, the Operating Partnership shall be a co-managing partner with an affiliate of Odyssey. In addition, on the Acquisition Date, the Operating Partnership will have the right to purchase Odyssey's interest in the Omni Partnership at a price (the "Option Price") based on 90% of its fair market value. If the Operating Partnership fails to exercise this option, Odyssey has the right to require the Operating Partnership to purchase Odyssey's interest in the Omni Partnership on the Acquisition Date at the Option Price. The Operating Partnership has the right to extend the Acquisition Date until March 13, 2012. The Option Price shall apply to the payment of all sums due under a loan made by the Operating Partnership in March 1997 to Odyssey in the amount of approximately $17 million. The Odyssey loan matures on the Acquisition Date, subject to the Operating Partnership's right to extend the Acquisition Date as set forth above, and is secured by a pledge of Odyssey's interest in the Omni Partnership.

     Our joint venture in an office building in Tarrytown, New York includes the risks that we cannot enter into large leases or refinance or dispose of the building in our discretion. The Operating Partnership owns a 60% managing member interest in a limited liability company that owns 520 White Plains Road, a 171,761 square foot office building located in Tarrytown, New York. The remaining 40% member interest is held by Tarrytown Corporate Center III, L.P. ("TCC"), a partnership affiliated with the Halpern organization, the organization from which we acquired eight Class A office properties for approximately $86 million in February 1996. The member agreement governing the joint venture arrangement requires us to obtain the consent of TCC prior to engaging in activities such as entering into or modifying a lease for more than 25,000 rentable square feet, financing or refinancing indebtedness encumbering the property and selling or otherwise transferring the property.

     Our joint ventures in privatization of government office buildings and correctional facilities are dependent upon continued outsourcing by governments and competitive bidding. From time to time, the Operating Partnership may make joint venture investments in real estate assets with Reckson Strategic Venture Partners, LLC ("Reckson Strategic Venture Partners"). FrontLine Capital Group ("FrontLine") (formerly known as Reckson Service Industries, Inc.), an entity that we spun-off to our stockholders in 1998, owns 100% of the common ownership interests of Reckson Strategic Venture Partners and, accordingly, controls Reckson Strategic Venture Partners. The strategy of Reckson Strategic Venture Partners is to acquire interests in established entrepreneurial enterprises with experienced management teams in market sectors which are in the early stages of their growth cycle or offer circumstances for attractive investments as well as opportunities for future growth. Joint venture investments with Reckson Strategic Venture Partners may involve various types of real estate assets and involve different risks than those in our office and industrial sectors, as to which we have no prior experience or expertise. No assurance can be given as to the success of these investments. As of June 30, 2000, the Operating Partnership had made joint venture investments with Reckson Strategic Venture Partners of approximately $
29.4 million.

o  Environmental problems are possible and may be costly

     Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at a property. An owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in the property. These laws often impose such liability without regard to whether the owner knew of, or caused, the presence of the contaminants. Clean-up costs and the owner's liability generally are not limited under the enactments and could exceed the value of the property and/or the aggregate assets of the owner. The presence of, or the failure to properly remediate, the substances may adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the clean-up costs of the substances at a disposal or treatment facility, whether or not such facility is owned or operated by the person. Even if more than one person was responsible for the contamination, each person covered by the environmental laws may be held responsible for the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site.

     Environmental laws also govern the presence, maintenance and removal of asbestos-containing materials ("ACMs"). These laws impose liability for release of ACMs into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, we may be considered an owner or operator of properties containing ACMs. Having arranged for the disposal or treatment of contaminants we may be potentially liable for removal, remediation and other costs, including governmental fines and injuries to persons and property.

     All of our office properties and all of our industrial properties have been subjected to a Phase I or similar environmental site assessment after April 1, 1994 that were completed by independent environmental consultant companies, except for the property located at 35 Pinelawn Road which was originally developed by us and subjected to a Phase I in April 1992. These Phase I or similar environmental site assessments involved general inspections without soil sampling, ground water analysis or radon testing and, for our properties constructed in 1978 or earlier, survey inspections to ascertain the existence of ACMs. These environmental site assessments have not revealed any environmental liability that we believe would have a material adverse effect on our business.

o  Failure to qualify as a REIT would be costly

     We have operated (and intend to operate) so as to qualify as a REIT under the Internal Revenue Code beginning with our taxable year ended December 31, 1995. Although our management believes that we are organized and operated in a manner to so qualify, no assurance can be given that we will qualify or remain qualified as a REIT.

     If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, we also will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would significantly reduce net earnings available to service indebtedness, make investments or pay dividends to stockholders because of the additional tax liability to us for the years involved. Also, we would not then be required to pay dividends to our stockholders.

o Tax consequences upon a sale or refinancing of properties may result in conflicts of interest for our directors and officers

     Holders of units of limited partnership of the Operating Partnership or co-owners of properties not owned entirely by us may suffer different and more adverse tax consequences than we will upon the sale or refinancing of our properties. We may have different objectives from these co-owners and holders of limited partnership units regarding the appropriate pricing and timing of any sale or refinancing of these properties. While we, as the sole general partner of the Operating Partnership, have the exclusive authority as to whether and on what terms to sell or refinance each property owned solely by the Operating Partnership, our directors and officers who hold limited partnership units may seek to influence us not to sell or refinance the properties, even though such a sale might otherwise be financially advantageous to us, or may seek to influence us to refinance a property with a higher level of debt.

o  We may have conflicts of interest with FrontLine

     Conflicts as a result of overlapping management. Certain members of our executive management, including our president and chief executive officer, serve in similar capacities for FrontLine. In addition, three members of our Board of Directors (including our President and Chief Executive Officer) also serve as directors of FrontLine. Although each of the individuals referred to above is committed to our success, they are also committed to the success of FrontLine. On June 30, 2000 our senior management and directors beneficially owned approximately 12.25% of our outstanding common stock and approximately 18.28% of the outstanding common stock of FrontLine. In calculating the ownership of our common stock, we have included our Class A common stock and our Class B exchangeable common stock; and we have assumed the exchange of all limited partnership units in the Operating Partnership for shares of Class A common stock and the exercise of all vested stock options. There is a risk that the common membership of management, members of the Boards of Directors and ownership of common stock will lead to conflicts of interest in the fiduciary duties owed to stockholders by common directors and officers in connection with transactions between the two companies, as well as a conflict in allocating management time.

     Conflicts in transactions with FrontLine under the intercompany agreement. The Operating Partnership and FrontLine have entered into an intercompany agreement to formalize their relationship at the outset and to limit conflicts of interest. The intercompany agreement was not negotiated at arms' length as it was negotiated while 95% of the common stock of FrontLine was owned by the Operating Partnership. Under the intercompany agreement, FrontLine granted the Operating Partnership a right of first opportunity to make any REIT-qualified investment that becomes available to FrontLine. In addition, if a REIT-qualified investment opportunity becomes available to an affiliate of FrontLine, including Reckson Strategic Venture Partners, 100% of the common ownership interest of which is indirectly owned by FrontLine, the intercompany agreement requires FrontLine's affiliate to allow the Operating Partnership to participate in the opportunity to the extent of FrontLine's interest in the affiliate.

     Under the intercompany agreement, the Operating Partnership granted FrontLine a right of first opportunity to provide to the Operating Partnership and our tenants any type of non-customary commercial services for occupants of office, industrial and other property types, which we may not be permitted to provide because they may generate REIT non-qualifying income under Federal tax laws. FrontLine will provide services to the Operating Partnership at rates and on terms as attractive as either the best available for comparable services in the market or those offered by FrontLine to third parties. In addition, the Operating Partnership will give FrontLine access to its tenants with respect to commercial services that may be provided to tenants.

     Under the intercompany agreement, subject to certain conditions, the Operating Partnership granted FrontLine a right of first refusal to become the lessee of any real property acquired by the Operating Partnership if the Operating Partnership determines that, because the operation of the property may involve the performance of non-customary services that under the Internal Revenue Code a REIT may not generally provide, it is required to enter into a "master" lease arrangement. Pursuant to a "master" lease arrangement, the Operating Partnership would own the property, but lease it entirely to a single lessee that would operate the property.

     With respect to services that FrontLine will provide to the Operating Partnership, management will have a conflict of interest in determining the market rates to charge the Operating Partnership for these services. In addition, management will have a conflict of interest in determining whether the Operating Partnership or FrontLine would pursue a REIT-qualified investment opportunity outside of our core business strategy of investing in office and industrial properties in the New York Tri-State area. Furthermore, the Operating Partnership and FrontLine may structure investments so that Reckson Strategic Venture Partners - Reckson Operating Partnership joint ventures may pursue the portion of investments generating REIT-qualified income and Reckson Strategic Venture Partners will pursue directly the other portion of these investments. Accordingly, Reckson Strategic Venture Partners and Reckson Strategic Venture Partners-Reckson Operating Partnership joint ventures may have conflicts of interest in the structuring, valuation, management and disposition of these investments.

     Conflicts in our loans to FrontLine. In June 1998, the Operating Partnership established a credit facility with FrontLine (the "FrontLine Facility") in the amount of $100 million for our service sector operations and other general corporate purposes. In addition, in June 1998, the Operating Partnership authorized the investment of $100 million with respect to the funding of the investment of Reckson Strategic Venture Partners (the "Reckson Strategic Venture Partners Commitment"). Amounts available under the Reckson Strategic Venture Partners Commitment are funded through investments by the Operating Partnership into joint ventures with Reckson Strategic Venture Partners or through loans directly to FrontLine under a credit agreement with terms substantially identical to those under the FrontLine Facility. Although the credit agreement provides for the borrowing of up to $100 million from the Operating Partnership, the amount available is reduced by the amount of any joint venture investments between the Operating Partnership and Reckson Strategic Venture Partners. Loans under the Reckson Strategic Venture Partners Commitment in excess of $25 million in any single investment are subject to approval by the Board of Directors of the Company, while advances under the FrontLine Facility in excess of $10 million in respect of any single investment are subject to approval by the Board of Directors of the Company, or a committee thereof. The FrontLine Facility has a term of five years and advances thereunder are recourse obligations of the Company. Interest accrues on advances made under the FrontLine Facility at a rate equal to the greater of (1) the prime rate plus 2% and (2) 12% per annum, with the rate on amounts that are outstanding for more than one year increasing annually at a rate of 4% of the prior year's rate. Prior to maturity, interest is payable quarterly but only to the extent of net cash flow and principal is prepayable without penalty only at our option.

     Subject to the amendments described below, as long as there are outstanding advances under the FrontLine Facility or borrowings by FrontLine under the credit agreement with respect to the Reckson Strategic Venture Partners Commitment, FrontLine is prohibited from paying dividends on any shares of FrontLine's capital stock or incurring additional debt. The FrontLine Facility and the credit agreement with respect to the Reckson Strategic Venture Partners Commitment are subject to certain other covenants and prohibit advances thereunder to the extent the advances could, in the Company's determination, endanger our status as a REIT. The terms of the FrontLine Facility and the credit agreement with respect to the Reckson Strategic Venture Partners Commitment were not negotiated at arms' length and thus may not reflect terms that could have been obtained from independent third parties. Additional indebtedness may be incurred by our subsidiaries. As of June 30, 2000, borrowings under the FrontLine Facility aggregated approximately $92.7 million and, pursuant to the Reckson Strategic Venture Partners Commitment, the Operating Partnership had made approximately $29.4 million in joint venture investments with Reckson Strategic Venture Partners and had loaned approximately $38.5 million under the credit agreement.

     In November 1999, the credit facilities were amended to allow FrontLine to incur up to $135 million in debt secured by FrontLine's assets and to pay interest thereon and to allow the payment of dividends on up to $200 million of preferred stock which may be issued by FrontLine. As consideration for the amendments, which were approved by FrontLine's Board of Directors and that of ours, FrontLine paid a fee to the Operating Partnership of approximately $3.6 million in the form of approximately 176,000 shares of FrontLine's common stock. As of September 11, 2000, FrontLine had obtained a $25 million revolving line of credit from a commercial lender and it had issued $26 million of preferred stock.

     Policies with respect to conflicts of interest may not be successful. We have adopted policies designed to eliminate or minimize conflicts of interest. These policies include the approval of all transactions in which our directors or officers have a conflicting interest by a majority of the directors who are neither officers nor affiliated with us. These policies do not prohibit sales of assets to or from affiliates, but would require the sales to be approved by our independent directors. However, there is no assurance that these policies will be successful and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all of our stockholders.

o The Tower transaction involves our entry into a new market; the Tower properties may not perform as we anticipate

     On May 24, 1999, through Metropolitan Partners LLC, we closed on the purchase of 100% of the outstanding common stock of Tower Realty Trust, Inc. for a combination of cash and securities, including our Class B exchangeable common stock. We control Metropolitan and own 100% of the common member interests therein. The acquisition of Tower subjects us to the following risks:

          o    the Tower portfolio may not perform as we anticipate
          o we may not be able to effectively integrate Tower's operations, which involve the operation and leasing of buildings in New York City, a market in which we have not previously owned and operated properties

o Limits on ownership and changes in control may deter changes in management and third party acquisition proposals

     Ownership limit. To maintain our qualification as a REIT, five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended, to include certain entities) may not own, directly or indirectly, more than 50% in value of our outstanding capital stock during the last half of a taxable year (other than the first year). In order to protect against the risk of losing REIT status, our charter limits ownership of our issued and outstanding common stock by any single stockholder to 9% of the lesser of the number or value of the outstanding shares of common stock. It also limits ownership of our Class B exchangeable common stock by any single stockholder to 9% in value of the outstanding shares of all of our common stock and limits ownership of our issued and outstanding 7-5/8% Series A Convertible Cumulative Preferred Stock and Series B Convertible Cumulative Preferred Stock to 9% in value of the outstanding shares of all of our capital stock. In addition, a stockholder may not acquire shares of our Series A preferred stock that would result in the stockholder's owning in excess of 20% of the lesser of the number or value of outstanding shares of the Series A preferred stock. See "Description of Preferred Stock--Restrictions on Ownership." These provisions may delay, defer or prevent a change of control in the Company or other transaction by a third party without the consent of the Board of Directors even if a change in control were in the best interests of our stockholders.

     Staggered board. Our Board of Directors is divided into three classes. The terms of the Class I, Class II and Class III directors expire in 2002, 2003, and 2001, respectively. Directors are chosen for a three-year term. These provisions may deter changes in control because of the increased time period necessary for a third party to acquire control of management through positions on the Board of Directors.

     Supermajority Vote for Removal of Directors. In our charter, we have opted into a provision of the Maryland General Corporation law (the "MGCL") requiring a vote of two-thirds of the common stock to remove one or more directors.

     Majority of Votes Required to Call Special Meetings of Stockholders. Our bylaws provide that a special meeting of stockholders need only be called if requested by holders of the majority of votes eligible to be cast at such meeting.

     Future issuances of common stock. Our charter authorizes the Board of Directors to issue additional shares of common stock without stockholder approval. We also may issue shares of common stock in exchange for limited partnership units pursuant to the Operating Partnership's partnership agreement. The Board of Directors also has authorized the issuance of up to 11.7 million shares of Class B exchangeable common stock in connection with the Tower transaction. These shares are exchangeable on a one-for-one basis for shares of Reckson common stock and are entitled currently to an annual dividend of $2.40 per share, subject to adjustment annually. Issuance of common stock or Class B exchangeable common stock could have the effect of diluting existing common stockholders' interests.

     Our charter permits the issuance of preferred stock which could delay, defer or prevent a change in control. Our charter authorizes the Board of Directors to issue up to 25 million shares of preferred stock, of which 9,192,000 shares of Series A Preferred Stock and 2,000,000 shares of Series B preferred stock are issued and outstanding, to reclassify unissued shares of capital stock, and to establish the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications, and terms and conditions of redemption for each class or series of any capital stock issued. The Board of Directors could establish a series of preferred stock that could, depending on the terms of the preferred stock, delay, defer or prevent a change in control of the Company, that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.

     Limitations on acquisition of and changes in control pursuant to Maryland law. The MGCL contains provisions, referred to as the "control share acquisition statute," which eliminate the voting rights of shares acquired in a Maryland corporation in quantities so as to constitute "control shares," as defined under the MGCL. The MGCL also contains provisions, referred to as the "business combination statute," which generally limit business combinations between a Maryland corporation and any 10% owners of the company's stock or any affiliate thereof. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for the Company or of delaying, deferring or preventing a change in control of the Company under circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then-prevailing market price. As permitted by the MGCL, our bylaws contain a provision exempting any and all acquisitions by any person of shares of our capital stock from the control share acquisition statute. Our board of directors, however, has approved the Company's opting into the "business combination statute."

o The market value of securities could decrease based on our performance and market perception and conditions

     Effect of earnings and cash dividends. The market value of the equity securities of a REIT may be based primarily upon the market's perception of the REIT's growth potential and its current and future cash dividends, and may be secondarily based upon the real estate market value of the underlying assets. For the year ended December 31, 1999, we distributed approximately 76.5% of our cash available for distribution to our common stockholders.

     Adverse impact of rising interest rates. One factor which influences the price of securities is the dividend or interest rate on the securities relative to market interest rates. Rising interest rates may lead potential buyers of our equity securities to expect a higher dividend rate, which would adversely affect the market price of the securities. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and the ability of the Operating Partnership to service its indebtedness.

                                  THE COMPANY

     We were incorporated in September 1994 and commenced operations effective with the completion of our initial public offering (the "IPO") on June 2, 1995.

     We were formed for the purpose of continuing the commercial real estate business of our predecessors, affiliated partnerships and other entities. For more than 40 years, we have been engaged in the business of owning, developing, acquiring, constructing, managing and leasing suburban office and industrial properties in the New York metropolitan area. Based on industry surveys, we believe that we are one of the largest owners and managers of Class A suburban office and industrial properties in the New York City Metropolitan Tri-State area of New York, New Jersey and Connecticut (the "New York Tri-State area"). When we refer to Class A office buildings in this prospectus, we mean well maintained, high quality buildings that achieve rental rates that are at the higher end of the range of rental rates for office properties in the particular market. We operate as a self-managed REIT with in-house capabilities in property management, development, construction and acquisitions. As of June 30, 2000, we owned and controlled, directly or indirectly, 185 properties located in the New York Tri-State area (the "Properties") encompassing approximately 20.6 million rentable square feet, all of which we manage. We also own one 357,000 square foot Class A office facility located in Orlando, Florida. The Properties consist of 78 Class A office properties encompassing approximately 13.7 million rentable square feet, 105 industrial properties encompassing approximately 6.9 million rentable square feet and two 10,000 square foot retail properties. In addition, as of June 30, 2000, we owned or had contracted to acquire approximately 346 acres of land that may present future development opportunities. We also have invested approximately $301.5 million in certain mortgage notes encumbering two Class A office properties encompassing approximately 1.6 million square feet (one property is included in the 78 office properties), approximately 403 acres of land located in New Jersey and approximately $17.1 million in a note receivable secured by a partnership interest in Omni Partners, L.P., owner of the Omni, a 575,000 square foot Class A office property located in Uniondale, New York.

     The office properties are Class A office buildings that are well-located, well-maintained and professionally managed. In addition, these properties are modern or have been modernized to compete with newer buildings in their markets. We believe that these properties achieve among the highest rent and occupancy rates within their markets. A significant portion of the office properties are located in twelve planned office parks and are tenanted by, among others, national service firms, such as telecommunications firms, "big five" accounting firms, securities brokerage houses, insurance companies and health care providers. The industrial properties are utilized for distribution, warehousing, research and development, and light manufacturing/assembly activities and are located primarily in three planned industrial parks.

     Our executive offices are located at 225 Broadhollow Road, Melville, New York 11747 and our telephone number at that location is (631) 694-6900. At June 30, 2000, we had approximately 300 employees.

                                USE OF PROCEEDS

     We will not receive any of the proceeds of sales of the common stock by the selling stockholder.

                          DESCRIPTION OF COMMON STOCK

General

     The charter of the Company (the "Charter") provides that the Company may issue up to 100 million shares of common stock, $.01 par value per share. In addition, units of limited partnership interest in the Operating Partnership may be redeemed for cash or, at the option of the Company, exchanged for common stock of the Company on a one-for-one basis. On September 15, 2000, there were 45,290,722 shares of Class A common stock outstanding and 10,283,513 shares of Class B exchangeable common stock outstanding.

     The Company issued Class B exchangeable common stock in connection with the acquisition of Tower Realty Trust, Inc. The shares of Class B common stock currently are entitled to receive an annual dividend of $2.40 per share, subject to adjustment annually by a percentage equal to 70% of the cumulative percentage change in the Company's FFO per share above the FFO per share during the year prior to issuance. The shares of Class B common stock are convertible at any time, at the option of the holder, into an equal number of shares of Class A common stock of the Company, subject to customary antidilution adjustments as well as certain other adjustments. The Company, at its option, may redeem any or all of the Class B common stock in exchange for an equal number of shares of its Class A common stock (subject to customary antidilution adjustments as well as certain other adjustments) at any time following November 23, 2003. The Class B common stock ranks pari passu with the Company's Class A common stock.

     All shares of Class A common stock have been duly authorized and will be fully paid and nonassessable. Subject to the preferential rights of any other shares or series of stock and to the provisions of the Charter regarding Excess Stock (as defined under "Restrictions on Ownership of Capital Stock"), holders of shares of Class A common stock offered hereby will be entitled to receive distributions on the stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its common stockholders in the event of its liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of the Company.

     Subject to the provisions of the Charter regarding Excess Stock, each outstanding share of the Company's Class A common stock and Class B common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of these shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of the Company's Class A common stock and Class B common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

     Holders of shares of Class A common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any other securities. Subject to the provisions of the Charter regarding Excess Stock, shares of common stock will have equal dividend, liquidation and other rights.

Certain Provisions of the Charter

     Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Charter does not provide for a lesser percentage in these situations.

     The Charter authorizes the Board of Directors of the Company to reclassify any unissued shares of common stock into other classes or series of classes of capital stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.

     Prospective investors should review the section captioned "Risk Factors--Limits on Ownership and Changes in Control May Delay Changes in Management and Third Party Acquisition Proposals."

Restrictions on Ownership

     In order to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year and the stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). To satisfy the above ownership requirements and certain other requirements for qualification as a REIT, the Board of Directors has adopted, and the stockholders prior to the IPO approved, a provision in the Charter restricting the ownership or acquisition of shares of common stock and preferred stock.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                              SELLING STOCKHOLDER

     The Class A common stock was originally issued in exchange for shares of our Series B preferred stock in a transaction exempt from the registration requirements of the Securities Act. The selling stockholder (which term includes its pledgees, transferees or other successors in interest) may from time to time offer and sell any or all of the shares of common stock offered under this prospectus.

     The following table sets forth certain information with respect to shares of common stock covered by this prospectus. To our knowledge and based on certain representations made by the selling stockholder, the selling stockholder has had no material relationship with us or any of our affiliates within the past three years.

                                      Shares of Common Stock     Shares of Common Stock     Shares of Common Stock
                                         Owned Before the            Covered by this         to be Owned After the
Name of Selling Stockholder                 Offering(1)                Prospectus                 Offering(2)
---------------------------           ----------------------     ----------------------     ----------------------

Stichting Pensioenfonds ABP             4,571,358                      4,181,818                   389,540

--------------

(1) As of September 15, 2000, the selling stockholder owned 4,181,818 shares of Class A common stock and
    389,540 shares of Class B common stock.

(2) Assumes the sale of all shares of common stock registered hereunder, although the selling stockholder is under no obligation known to the Company to sell any shares of common stock registered hereunder.



                             PLAN OF DISTRIBUTION

     We have been advised that the selling stockholder (a term that includes pledgees, transferees and other successors in interest, as described above) may offer shares of common stock from time to time depending on market conditions and other factors, in one or more transactions on the national securities exchanges or over-the-counter markets on which the shares are traded, in negotiated transactions or otherwise, at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, without consideration, or by any other legally available means.

     Sales of shares of common stock by the selling stockholder may involve
(i) block transactions in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (ii) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus, (iii) ordinary brokerage transactions and transactions in which a broker solicits purchasers and (iv) privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with the distribution of the shares of common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the position they assume with the selling stockholder. The selling stockholder may also sell the common stock short and redeliver the shares to close out such short positions.

     The selling stockholder may also enter into option transactions (including call or put option transactions) or other transactions with broker-dealers which require delivery to such broker-dealer of shares offered hereby, which shares such broker-dealer may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction, if necessary). The selling stockholder may also pledge shares to a broker-dealer and, upon a default, such broker-dealer may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction, if necessary). The selling stockholder may also sell the common stock through one or more underwriters on a firm commitment or best-efforts basis (with a supplement or amendment to this prospectus, if necessary). In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     Brokers and dealers may receive compensation in the form of concessions or commissions from the selling stockholder and/or purchasers of shares for whom they may act as agent and/or to whom they may sell as principal (which compensation may be in excess of customary commissions). The selling stockholder and any broker or dealer that participates in the distribution of shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of shares positioned by a broker or dealer may be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling stockholder, each underwriter who participates in an offering of the shares of common stock, each person, if any, who controls any of such parties within the meaning of the Securities Act and the Exchange Act, and each of their respective directors, officers, employees and agents against certain liabilities, including liabilities arising under the Securities Act. The selling stockholder may agree to indemnify any agent or broker-dealer that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

     We have advised the selling stockholder that Regulation M under the Exchange Act may apply to sales of shares and to the activities of the selling stockholder or broker-dealers in connection therewith. Regulation M and other rules and regulations under the Exchange Act, including anti-fraud provisions, may limit when the selling stockholder or broker-dealers may sell or purchase the Common Stock. We will bear all costs, expenses and fees in connection with the registration of the shares of common stock covered by this prospectus. The selling stockholder will bear any brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares.

                  RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK

Excess Stock

     The Charter provides that we may issue up to 75 million shares of Excess Stock, par value $.01 per share. For a description of our Excess Stock, see "--Restrictions on Ownership" below.

Restrictions on Ownership

     In order for us to qualify as a REIT under the Code, among other things, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) (the "Five or Fewer Requirement"), and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. Pursuant to the Code, stock held by certain types of entities, the as pension trusts qualifying under Section 401(a) of the Code, United States investment companies registered under the Investment Company Act of 1940, partnerships, trusts and corporations, will be attributed to the beneficial owners of the entities for purposes of the Five or Fewer Requirement (i.e., the beneficial owners of the entities will be counted as our stockholders).

     In order to protect us against the risk of losing our status as a REIT due to a concentration of ownership among stockholders, our Charter, subject to certain exceptions, provides that no stockholder may own, or be deemed to own by virtue of certain attribution provisions of the Code, more than 9.0% (the "Ownership Limit") of the aggregate number or value of the outstanding shares of Class A common stock. The Charter also imposes limitations on the ownership of Class B common stock and preferred stock. Any transfer of shares of stock that would result in a violation of the Ownership Limit or that would result in disqualification as a REIT, including any transfer that results in shares of capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. The Board of Directors may, in its sole discretion, waive the Ownership Limit if evidence satisfactory to the Board of Directors and tax counsel is presented that the changes in ownership will not then or in the future jeopardize REIT status and the Board of Directors otherwise decides that waiving the Ownership Limit is in our best interests.

     Shares of capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be converted into shares of Excess Stock that will be transferred, by operation of law, to the trustee of a trust for the exclusive benefit of one or more charitable organizations described in Section 170(b)(1)(A) and 170(c) of the Code (the "Charitable Beneficiary"). The trustee of the trust will be deemed to own the Excess Stock for the benefit of the Charitable Beneficiary on the date of the violative transfer to the original transferee-stockholder. Any dividend or distribution paid to the original transferee-stockholder of Excess Stock prior to our discovery that capital stock has been transferred in violation of the provisions of the Charter shall be repaid to the trustee upon demand. Any dividend or distribution authorized and declared but unpaid shall be rescinded as void ab initio with respect to the original transferee-stockholder and shall instead be paid to the trustee of the trust for the benefit of the Charitable Beneficiary. Any vote cast by an original transferee-stockholder of shares of capital stock constituting Excess Stock prior to the discovery by us that shares of capital stock have been transferred in violation of the provisions of the Charter shall be rescinded as void ab initio. While the Excess Stock is held in trust, the original transferee-stockholder will be deemed to have given an irrevocable proxy to the trustee to vote the capital stock for the benefit of the Charitable Beneficiary. The trustee of the trust may transfer the interest in the trust representing the Excess Stock to any person whose ownership of the shares of capital stock converted into Excess Stock would be permitted under the Ownership Limit. If the transfer is made, the interest of the Charitable Beneficiary shall terminate and the proceeds of the sale shall be payable to the original transferee-stockholder and to the Charitable Beneficiary as described herein. The original transferee-stockholder shall receive the lesser of (1) the price paid by the original transferee-stockholder for the shares of capital stock that were converted into Excess Stock or, if the original transferee-stockholder did not give value for the shares (e.g., the stock was received through a gift, devise or other transaction), the average closing price for the class of shares from which the shares of capital stock were converted for the ten trading days immediately preceding the sale or gift, and (2) the price received by the trustee from the sale or other disposition of the Excess Stock held in trust. The trustee may reduce the amount payable to the original transferee-stockholder by the amount of dividends and distributions relating to the shares of Excess Stock which have been paid to the original transferee-stockholder and are owed by the original transferee-stockholder to the trustee. Any proceeds in excess of the amount payable to the original transferee-stockholder shall be paid by the trustee to the Charitable Beneficiary. Any liquidation distributions relating to Excess Stock shall be distributed in the same manner as proceeds of a sale of Excess Stock. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulations, then the original transferee-stockholder of any shares of Excess Stock may be deemed, at our option, to have acted as our agent in acquiring the shares of Excess Stock and to hold the shares of Excess Stock for us.

     In addition, we will have the right, for a period of 90 days during the time any shares of Excess Stock are held in trust, to purchase all or any portion of the shares of Excess Stock at the lesser of (i) the price initially paid for the shares by the original transferee-stockholder, or if the original transferee-stockholder did not give value for the shares (e.g., the shares were received through a gift, devise or other transaction), the average closing price for the class of stock from which the shares of Excess Stock were converted for the ten trading days immediately preceding the sale or gift, and (ii) the average closing price for the class of stock from which the shares of Excess Stock were converted for the ten trading days immediately preceding the date we elect to purchase the shares. We may reduce the amount payable to the original transferee-stockholder by the amount of dividends and distributions relating to the shares of Excess Stock which have been paid to the original transferee-stockholder and are owed by the original transferee-stockholder to the trustee. We may pay the amount of the reductions to the trustee for the benefit of the Charitable Beneficiary. The 90-day period begins on the later date of which notice is received of the violative transfer if the original transferee-stockholder gives notice to us of the transfer or, if no notice is given, the date the Board of Directors determines that a violative transfer has been made.

     These restrictions will not preclude settlement of transactions through the New York Stock Exchange.

     All certificates representing shares of stock will bear a legend referring to the restrictions described above.

     Each stockholder shall upon demand be required to disclose to us in writing any information with respect to the direct, indirect and constructive ownership of our capital stock as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any compliance.

     The Ownership Limit may have the effect of delaying, deferring or preventing a change in control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in our best interests.

                       FEDERAL INCOME TAX CONSIDERATIONS

     Based on various assumptions and factual representations made by the Company regarding its operations, in the opinion of Brown & Wood LLP, counsel to the Company, commencing with the Company's taxable year ended December 31, 1995, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and the proposed method of operating the Company will enable it to meet the requirements for qualification and taxation as a REIT. The qualification of the Company depends upon its ability to meet the various requirements imposed under the Code through actual operations, as discussed below. Brown & Wood LLP will not review the Company's operations and no assurance can be given that actual operations will meet these requirements. The opinion of Brown & Wood LLP is not binding on the IRS or any court. The opinion of Brown & Wood LLP is based upon existing law, IRS regulations and currently published administrative positions of the IRS and judicial decisions, which are subject to change either prospectively or retroactively.

     The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the Company and its stockholders' federal income tax treatment. For the particular provisions that govern the Company and its stockholders' federal income tax treatment, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by reference.

     Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders. See "Risk Factors-Risks of Failure to Qualify as a REIT."

     In any year in which the Company qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current and accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholder's common stock or preferred stock with respect to which the distribution is paid. To the extent that distributions exceed the stockholder's basis, the excess will be taxed in the same manner as gain from the sale of that common stock or preferred stock. For purposes of determining whether a distribution on common stock or preferred stock is out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to preferred stock and then to common stock. Beginning in 1998, the Company may elect to retain long-term capital gains and pay corporate-level income tax on them and treat the retained gains as if they had been distributed to stockholders. In this case, each stockholder would include in income, as long-term capital gain, its proportionate share of the undistributed gains and would be deemed to have paid its proportionate share of the tax paid by the Company with respect thereto. In addition, the basis for a stockholder's common stock or preferred stock would be increased by the amount of the undistributed long-term capital gain included in its income, less the amount of the tax it is deemed to have paid with respect thereto.

     Legislation enacted in 1999 contains several tax provisions regarding REITs, including a reduction of the annual distribution requirement for REIT taxable income from 95% to 90%. The legislation also changed the 10% voting securities test under current law to a 10% vote or value test. Thus, subject to certain exceptions, after the legislation becomes effective a REIT will not be allowed to own more than 10% of the vote or value of the outstanding securities of any issuer (other than a qualified REIT subsidiary or another
REIT). The new 10% value test will not apply to certain straight-debt securities. An exception to both the 10% vote and 10% value tests, which will also be an exception to the 5% asset test under current law, will allow a REIT to own any or all of the securities of a "taxable REIT subsidiary." A taxable REIT subsidiary will be able to perform non-customary services for tenants of a REIT without disqualifying rents received from such tenants for purposes of the REIT's gross income tests and will also be able to undertake third-party management and development activities as well as non-real-estate-related activities. A taxable REIT subsidiary will be taxed as a regular C corporation but will be subject to "earnings stripping" limitations on the deductibility of interest paid to its REIT. In addition, a REIT will be subject to a 100% excise tax on certain excess amounts to ensure an arm's-length relationship between the REIT and its taxable REIT subsidiaries. No more than 20% of a REIT's total assets will be allowed to consist of securities of taxable REIT subsidiaries.

     The foregoing provisions will become applicable to the Company on January 1, 2001, subject to grandfather rules with respect to the 10% value test as well as a transition period for the tax-free conversion of existing corporate subsidiaries into taxable REIT subsidiaries. We have made no decision at this time with regard to any actions we might take when the legislation becomes effective and there can be no assurance as to how the enactment of these changes may affect our business in the future.

     Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the securities offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from the investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on our distributions.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock covered by this prospectus (and certain legal matters described under "Federal Income Tax Considerations") will be passed upon for us by Brown & Wood LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

     The following sets forth the estimated expenses in connection with the issuance and distribution of the Registrant's securities being registered hereby, other than underwriting discounts and commissions, all of which will be borne by the Company:

   Securities and Exchange Commission registration fee..............  $ 29,029
   Printing and engraving expenses..................................     5,000
   Legal fees and expenses..........................................    25,000
   Accounting fees and expenses.....................................    12,000
   Miscellaneous....................................................     5,000
   Total............................................................  $ 76,029


Item 15.  Indemnification of Directors and Officers.

     The Maryland General Corporation Law, as amended from time to time (the "MGCL"), permits a Maryland corporation to include in its Charter a provision limiting the liability of its directors and officers to the company and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our Charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

     Our Charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer or (b) any individual who, while a director and at our request, serves or has served another company, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such company, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity. Our Bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director and at our request, serves or has served another company, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such company, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. Our Charter and Bylaws also permit us to indemnify and advance expenses to any person who served our predecessor in any of the capacities described above and to any employee or agent of us or our predecessor.

     The MGCL requires a company (unless its charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a company to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the company or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a company to advance reasonable expenses, upon the company's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by us and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the standard of conduct was not met.

     We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements require, among other matters, that we indemnify our executive officers and directors to the fullest extent permitted by law and advance to the executive officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, we must also indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements and may cover executive officers and directors under our directors' and officers' liability insurance. Although indemnification agreements offer substantially the same scope of coverage afforded the Bylaws, they provide greater assurance to directors and executive officers that indemnification will be available, because, as contracts, they cannot be modified unilaterally in the future by the Board of Directors or the stockholders to eliminate the rights they provide.

     The Partnership Agreement of the Operating Partnership contains provisions indemnifying its partners and their officers and directors to the fullest extent permitted by the Delaware Limited Partnership Act.

Item 16.  Exhibits.

     4.1  --   Amended and Restated Articles of Incorporation(1)

     4.2  --   Amended and Restated Articles of Incorporation(1)

     4.3  --   Amended and Restated By-laws of Registrant(2)

     4.4  --   Articles Supplementary of the Registrant Establishing and
               Fixing the Rights and Preferences of a Series of Shares of Preferred Stock filed with the Maryland State Department of
               Assessments and Taxation on April 9, 1998(3)

     4.5  --   Articles Supplementary of the Registrant Establishing and
               Fixing the Rights and Preferences of a Class of Shares of Common Stock filed with the Maryland State Department of
               Assessments and Taxation on May 24, 1999(2)

     4.6  --   Articles Supplementary of the Registrant Establishing and
               Fixing the Rights and Preferences of a Series of Shares of Preferred Stock filed with the Maryland State Department of
               Assessments and Taxation on May 28, 1999(4)

     4.7  --   Articles of Amendment of the Registrant filed with the
               Maryland State Department of Assessments and Taxation on
               January 4, 2000(2)

     4.8  --   Articles Supplementary of the Registrant filed with the
               Maryland State Department of Assessments and Taxation on
               January 11, 2000(2)

     4.9  --   Form of Common Stock Certificate(5)

       5  --   Opinion of Brown & Wood LLP as to the legality of the common stock

       8  --   Opinion of Brown & Wood LLP as to tax matters

    23.1  --   Consent of Brown & Wood LLP (included in Exhibits 5 and 8)

    23.2  --   Consent of Ernst & Young LLP

      24  --   Power of attorney (included on the signature page of this
               Registration Statement)

_______________

(1) Previously filed as an exhibit to the Company's Registration Statement on Form S-11 (No. 333-1280) and incorporated herein by reference.

(2) Previously filed as an exhibit to the Company's Form 10-K filed with the SEC on March 17, 2000 and incorporated herein by reference.

(3) Previously filed as an exhibit to the Company's Form 8-K report filed with the SEC on March 1, 1999 and incorporated herein by reference.

(4) Previously filed as an exhibit to the Company's Form 8-K report filed with the SEC on June 7, 1999 and incorporated herein by reference.

(5) Previously filed as an exhibit to the Company's Registration Statement on Form S-3 (No. 33-84324) and incorporated herein by reference.

Item 17. Undertakings.

     (a)  The Registrant hereby undertakes:


     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement;


          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

               Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) (a) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, partners and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, partner or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, partner or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Reckson Associates Realty Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Huntington, State of New York, on September 19, 2000.

                                             RECKSON ASSOCIATES REALTY CORP.


                                        By:    /s/  Scott H. Rechler
                                           ----------------------------------
                                                   Scott H. Rechler
                                                      President

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Scott H. Rechler, Mitchell D. Rechler and Michael Maturo or any one of them, his or her attorneys-in-fact and agents, each with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement or a registration statement prepared in accordance with Rule 462 of the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection herewith or in connection with the registration of the offered securities under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his or her substitutes may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

     Signature                                    Title                                  Date
     ---------                                    -----                                  ----

                                  Chairman of the Board, Co-Chief Executive
------------------------          Officer and Director (Principal Executive          September   , 2000
   Donald J. Rechler              Officer)

 /s/ Scott H. Rechler             President, Co-Chief Executive Officer and          September 19, 2000
------------------------          Director
   Scott H. Rechler

  /s/ Michael Maturo              Executive Vice President, Treasurer and
------------------------          Chief Financial Officer (Principal                 September 19, 2000
    Michael Maturo                Financial Officer and Principal Accounting
                                  Officer)
 /s/ Roger M. Rechler
------------------------          Vice-Chairman of the Board and Director            September 19, 2000
   Roger M. Rechler

/s/ Mitchell D. Rechler           Co-Chief Operating Officer  and Director           September 19, 2000
------------------------
  Mitchell D. Rechler

 /s/ Harvey R. Blau                                 Director                         September 19, 2000
------------------------
    Harvey R. Blau

   /s/ Leonard Feinstein
------------------------                            Director                         September 19, 2000
   Leonard Feinstein

/s/ Herve A. Kevenides                              Director                         September 19, 2000
------------------------
Herve A. Kevenides

/s/ John V.N. Klein                                 Director                         September 19, 2000
------------------------
John V.N. Klein

/s/ Lewis S. Ranieri                                Director                         September 19, 2000
------------------------
Lewis S. Ranieri

/s/ Conrad D. Stephenson                            Director                         September 19, 2000
------------------------
Conrad D. Stephenson


                                 Exhibit Index

  Exhibits                        Description                             Page
  --------                        -----------                             ----

   5     --    Opinion of Brown & Wood LLP as to the legality of the
                 common stock

   8     --    Opinion of Brown & Wood LLP as to tax matters

23.1     --    Consent of Brown & Wood LLP (included in Exhibits 5 and 8)

23.2     --    Consent of Ernst & Young LLP

  24     --    Power of attorney (included on the signature page of
                 this Registration Statement)